August 19, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	StockerYale, Inc.
Form 10-KSB for the Year Ended December 31, 2004 and related filings
Form 10-QSB for the Quarter Ended March 31, 2005
File No. 000-27372

Ladies and Gentlemen:

On behalf of StockerYale, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 22, 2005 to Mr. Richard P. Lindsay, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Year Ended December 31, 2004

General

COMMENT 1. We note that you have filed your quarterly Exchange Act reports during 2004 under Regulation S-X. We then note that you filed your annual Exchange Act report under Regulation S-B. Please note that a reporting company may only file Exchange Act reports under Regulation S-B at the beginning of a fiscal year starting with their first quarterly report. You cannot enter the Regulation S-B system during a fiscal year if you have already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please amend your report to meet the requirements of Regulation S-X.

RESPONSE:

For the reasons set forth in this letter, in lieu of amending its annual report to meet the requirements of Regulation S-X, the Company respectfully requests that the Commission permit the Company to file Amendment No. 1 to each of its quarterly reports on Form 10-Q for fiscal year 2004 on Form 10-QSB, effectively resulting in the Company having entered the Regulation S-B system at the beginning of fiscal year 2004.

Irrespective of whether the Commission grants the Company’s request to file Amendment No. 1 to each of its quarterly reports on Form 10-Q for fiscal year 2004 on Form 10-QSB, the Company respectfully requests that the Commission confirm that the Company’s failure to file on Form 10-K will not result in the Company being deemed not to have filed in a timely manner all reports required to be filed by it for purposes of “General Instructions, I(A)(3)(b)” of Form S-3.

Amendment to Company’s Quarterly Reports for Fiscal Year 2004

The Company had revenues in each of fiscal years 2002 and 2003 of less than $25,000,000, and the aggregate market value of its outstanding common equity held by non-affiliates in each of fiscal years 2002 and 2003 was less than $25,000,000; therefore, the Company was a small business issuer as of January 1, 2004 and as such was eligible to file all of its Exchange Act reports for fiscal year 2004 under Regulation S-B. As the Commission noted in the Staff Letter, the Company nonetheless filed each of its quarterly reports for fiscal year 2004 on Form 10-Q instead of Form 10-QSB. However, the Company’s quarterly reports on Form 10-Q for fiscal year 2004 contain all material information that would have been required to have been reported by the Company had it made its filings on Form 10-QSB throughout the year (as it was eligible to do), as the requirements of Regulation S-B are very similar to those of Regulation S-K. In fact, the Company disclosed more information in its fiscal year 2004 quarterly reports than it was otherwise required to disclose had it filed on Form 10-QSB.

In essence, as a result of the Company making its quarterly reports for fiscal year 2004 on Form 10-Q, even though it was eligible to use Form 10-QSB as of the beginning of fiscal year 2004 and, therefore, disclosing more information than required, the Company is in the peculiar position of being penalized by being asked to re-file its annual report on Form 10-K. The inevitable conclusion is that if the cover page of the Company’s quarterly reports read “Form 10-QSB” instead of “Form 10-Q,” in which case the information contained in such quarterly reports would have remained substantially unchanged, the Company would not be deemed to have “changed from one category to another with respect to its reports under the Exchange Act for a single fiscal year” and would not have been asked to file an amendment to its annual report.

Requiring that the Company amend its annual report will impose a significant burden on the Company, which has limited cash resources and finance personnel. It is a significant effort and diversion from the Company’s operations and significantly more expensive for the Company to amend its annual report on Form 10-K to comply with the requirements of Regulation S-X than it would be to file amendments to its quarterly reports on Form 10-QSB. We believe that permitting the Company to resolve Comment #1 by filing amendments to its quarterly reports on Form 10-QSB would be an equally valid (though substantially less burdensome) solution than requiring the Company to file an amendment to its annual report. Therefore, the Company respectfully requests that, in lieu of amending its annual report to comply with Regulation S-X, the Commission permit the Company to amend its quarterly reports for fiscal year 2004, which the Company filed on Form 10-Q, on Form 10-QSB.

Timeliness of Reports

Irrespective of whether the Staff permits the Company to resolve Comment #1 by amending its 2004 quarterly reports on Form 10-QSB instead of amending its annual report, the Company respectfully requests that the Commission confirm that the Company’s failure to file on Form 10-K will not result in the Company being deemed not to have filed in a timely manner all reports required to be filed by it for purposes of “General Instructions, I(A)(3)(b)” of Form S-3.

Assuming the Commission concludes that, notwithstanding the fact that the Company was eligible to file its Exchange Act reports for all of fiscal year 2004 under Regulation S-B, the Company must amend its annual report to comply with the requirements of Regulation S-X, the Company should nonetheless be deemed to have timely filed all of its reports. The Company did in fact timely file all reports under the Exchange Act, it simply mistakenly transitioned to filing reports under Regulation S-B at the wrong time during its fiscal year. In addition, the new information to be included in the Company’s amended annual report will primarily consist of information that was already previously disclosed by the Company in prior Exchange Act filings. Had the Company filed its annual report on Form 10-K, it would have included information and results for fiscal year 2002 previously disclosed by the Company in its annual reports on Form 10-K for the fiscal years ended December 31, 2002 and 2003.

The Company takes its filing obligations seriously and its failure to file its annual report for fiscal year 2004 under the same category as its quarterly reports was unintentional. To penalize the Company by concluding that it has not timely filed its reports would be an extreme result. In addition, the Company will be irreparably harmed if it is not eligible to use Form S-3 for “transactions involving secondary offerings” as described in “General Instructions, I(B)(3).” The Company has been operating with low cash balances over the last several years, but has been fortunate to have several loyal investors who have from time to time provided additional funds to the Company in debt and equity financings for working capital purposes. It has been, and continues to be, of primary importance to these investors and other potential investors that the Company remains eligible to use Form S-3 for purposes of registering securities for resale. The Company is currently in discussions with certain of its investors regarding the Company’s need to raise additional funds through an equity financing. In the event the Company is unable to obtain the necessary funding from these investors as a result of it not being eligible to use Form S-3 for such purposes, the Company and its stockholders will suffer significant and permanent harm. The Company’s inability to obtain necessary funding would likely result in the Company defaulting on many of its financial obligations, including repayment of indebtedness and payment of rent. The Company would likely be forced to lay-off employees or may be required to sell assets to raise necessary funds in an effort to meet financial obligations.

The purpose of the federal securities laws is to protect investors and shareholders. However, the vast majority of the information that the Company would be required to include in an amended annual report was already previously disclosed; therefore, no purpose would be served by concluding that the Company has not timely filed its reports and is therefore ineligible to use Form S-3. Such a determination would result in a punishment that is out of proportion with the Company’s technical violation.

Therefore, the Company respectfully requests that, instead of amending its annual report, the Commission permit the Company to file Amendment No. 1 to each of its quarterly reports on Form 10-Q for fiscal year 2004 on Form 10-QSB and that the Commission confirm that the Company’s failure to file on Form 10-K will not result in the Company being deemed not to have filed in a timely manner all reports required to be filed by it for purposes of “General Instructions, I(A)(3)(b)” of Form S-3.

Item 7. Financial Statements, page 25

Notes to Financial Statements, page 31

Note 3. Summary of Significant Accounting Policies, page 32

-Principles of Consolidation, page 32

COMMENT 2. We note that you have consolidated your majority-owned subsidiaries. Revise your filing to present minority interests separately in your financial statements, if material.

RESPONSE:

The Company believes its minority interests are not material. As of December 31, 2004 and 2003 the Company had minority interests of $35,000 and $17,000, respectively, which comprise other long term liabilities on the respective consolidated balance sheets.

-Long-Lived Assets, page 33

COMMENT 3. We note that you recorded asset impairment charges totaling $1,905,000 and $173,000 for the years ended December 31, 2003 and 2004, respectively. Please tell us and revise this note and MD&A to disclose for each material component of the charge how you measured the amount of impairment. In addition, disclose the amount of the charge related to each material component and the substantive reasons why each of the charges was necessary. Refer to the guidance in SFAS 144.

RESPONSE:

In the Long-Lived Asset footnote section of the Company’s most recent annual report, the Company disclosed that the $173,000 impairment charge in 2004 was recorded against the value of the Company’s facility located in Salem, New Hampshire. There were no other components to this impairment charge. The Company believed that the carrying value of the facility my be in part impaired due to local real estate market conditions. The charge was computed using fair value estimates provided by local real estate professionals.

In the same footnote the Company disclosed the major components for the $1,905,000 impairment charge related to the closing of the company’s Maryland specialty optical fiber facility ($266,000), the write-off of equipment deposits for the optical segment of the business ($339,000), and reducing the carrying value of the Company’s Salem, New Hampshire facility ($1,600,000).

The Company wrote down its Maryland facility assets based on its intent and subsequent sale of the assets. The $266,000 charge was computed as the difference between the carrying value and the estimated proceeds, and was described in Note (10) in the notes to the financial statements.

The Company had made deposits on equipment purchases that were classified in plant, property and equipment. The Company subsequently decided not to complete the purchase and forfeited the deposits of $339,000.

The $1,600,000 reduction in carrying value of the $1,905,000 impairment charge recorded in 2003 was a reduction in carrying value of the of the Company’s Salem, New Hampshire facility was based upon an appraisal performed in connection with a secured financing and market assumptions, provided, in part, by local real estate professionals.

The Company will include additional disclosure concerning substantive reasons for all significant impairment charges in future filings.

-Revenue Recognition, page 34

COMMENT 4. We note from your disclosures on pages 3 and 4 that you provide custom designed laser equipment and custom designed fibers to your customers. Tell us and revise your filing to explain why it is appropriate to recognize revenue upon shipment. Within your discussion, please explain to us whether any of your sales require post shipment obligations, such as customer acceptance, installation, or training.

RESPONSE:

The Company’s non-standard products are limited to components supplied to original equipment manufacturers and produced in accordance with a customer approved design. The design change is usually only a minor variation of an existing product such as a reconfiguration of the housing. Limited production prototypes are produced and subjected to rigorous quality control testing prior to shipping. To the extent that the customer requires additional modifications to the prototypes, such customers are charged for any resulting incremental effort.

As for post-shipment obligations, please refer to the response to Comment #5 regarding the Company’s accounting for estimated returns activity. Additionally, the Company has historically provided installation and/or training only in extremely limited circumstances and in all cases believes the provision of either service was perfunctory and inconsequential. To the extent that any of these items change or become more significant, the Company will revise its disclosure accordingly in future filings.

COMMENT 5. We note from your disclosure on page 5 and throughout the filing that you have entered into arrangements to sell your products through distributors. Tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions. Tell us and revise your filing to disclose how you account for any incentives you offer these distributors, such as price protection, stock rotation or price concessions. Consider revising your critical accounting policy disclosure on page 23 to discuss the terms of your arrangements with distributors and how management makes estimates relating to these arrangements.

RESPONSE:

The Company’s agreements with its distributors permit limited rights of return but do not contain any arrangements for price concessions or price protection. Return activity has been tracked and has been historically insignificant. The Company records revenue upon shipment at which time title passes, and payment is collected within normal trade terms. The revenue is recorded net of a provision for estimated returns. The Company believes that it can reliably estimate such provisions because of its long history with its customers. The Company believes that the most important element of the arrangement (the right of return), is addressed in its Critical Accounting Policies. However, to the extent any of these elements change, or become more significant, the Company will revise its disclosure in future filings.

COMMENT 6. We note from your disclosure on page 22 that you provide product warranties to your customers. Revise your footnotes to disclose the nature of the warranties that you provide to your costumers and provide all of the disclosures required by paragraph 14 of FIN 45, if material.

RESPONSE:

The Company believes warranty costs incurred under its policy (generally repair or replacement) have not been material. The specific warranty terms and conditions vary depending upon the product sold and country in which the Company does business, but most are limited to a period of one year. Total warranty costs have not exceeded $90,000 in any one year and the reserve is $83,000 and $39,000 for the years ended December 31, 2004 and 2003, respectively.

Note 8. Goodwill, page 39

COMMENT 7. We note from your disclosure on page 50 that you have had significant operating losses associated with your illumination segment and that you have goodwill of $2.7 million related to this segment. Tell us and revise your filing to explain in greater detail how you determined the goodwill was not impaired at December 31, 2004. Refer to the guidance in SFAS 142.

RESPONSE:

As required by SFAS No. 142, the Company performed its annual impairment test related to the carrying value of its goodwill as of December 31, 2004. The Company followed the guidance of SFAS No. 142 in performing a two step impairment test. Because a quoted market price for the applicable reporting unit was not available, the Company utilized estimates of future discounted cash flows to determine a fair value of the applicable reporting unit. These estimates incorporated the Company’s internal assumptions concerning revenue growth, mix of gross margins and fluctuations in expense levels. The assumptions were based on internal budgets and projections developed by the management team (including sales, operations and finance input) and reviewed with the Board of Directors. The Company expects the applicable reporting unit to be cash flow positive from 2005 forward based primarily upon assumed modest revenue growth, cost controls and limited need for capital expenditures to achieve the revenue growth. The discount rate employed by the Company considered assumptions that were consistent with those used in forecasting the underlying cash flows. As of December 31, 2004, the estimated fair value of the applicable reporting unit exceeded its carrying value. Therefore, the Company did not proceed to step two of the impairment test. The Company will disclose in more detail its methodology for performing the annual impairment test in future filings.

Forms 8-K dated April 15, 2005 and March 8, 2005

COMMENT 8. We note that you have presented non-GAAP financial measures in your press releases. Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S-K. Please revise future filings to present the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K.

RESPONSE:

The Company hereby confirms that it will comply with Regulation G and Item 10 of Regulation S-K with future filings.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (603) 893-8778.

Very truly yours,

/s/ Richard P. Lindsay
Richard P. Lindsay

cc:	Ms. Michele Gohlke
Ms. Tara Harkins
Mr. Kevin Vaughn
(Securities and Exchange Commission)

Mr. Mark W. Blodgett
(StockerYale, Inc.)

Mr. Thomas B. Rosedale
(Browne Rosedale & Lanouette LLP)

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